Exhibit 99.1

JD.com Announces Second Quarter 2019 Results

Beijing, China—August 13, 2019—JD.com, Inc. (NASDAQ: JD), China’s leading technology driven e-commerce company and retail infrastructure service provider, today announced its unaudited financial results for the quarter ended June 30, 2019.

Second Quarter 2019 Highlights

●

Net revenues for the second quarter of 2019 were RMB150.3 billion (US$[1]21.9 billion), an increase of 22.9% from the second quarter of 2018. Net service revenues for the second quarter of 2019 were RMB16.8 billion (US$2.4 billion), an increase of 42.0% from the second quarter of 2018.

●

Income from operations for the second quarter of 2019 was RMB2,266.6 million (US$330.2 million), compared to loss from operations of RMB1,033.9 million for the same period last year. Non-GAAP[2] income from operations for the second quarter of 2019 was RMB3,217.5 million (US$468.7 million) with a non-GAAP operating margin of 2.1%, as compared to RMB113.2 million in the second quarter of 2018 with a non-GAAP operating margin of 0.1%.

●

Net income attributable to ordinary shareholders for the second quarter of 2019 was RMB618.8 million (US$90.1 million), compared to net loss attributable to ordinary shareholders of RMB2,212.5 million for the same period last year. Non-GAAP net income attributable to ordinary shareholders increased by 644% to RMB3,558.9 million (US$518.4 million) in the second quarter of 2019 from RMB478.1 million in the second quarter of 2018.

●

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2019 was RMB0.36 (US$0.05), compared to diluted net loss per ADS of RMB1.54 for the second quarter of 2018. Non-GAAP diluted net income per ADS for the second quarter of 2019 was RMB2.30 (US$0.33), compared to RMB0.33 for the same quarter last year.

●

Operating cash flow for the twelve months ended June 30, 2019 increased to RMB31.8 billion (US$4.6 billion) from RMB16.4 billion for the twelve months ended June 30, 2018. Free cash flow, which excludes the impact from JD Baitiao receivables included in the operating cash flow, for the twelve months ended June 30, 2019 increased to RMB7.4 billion (US$1.1 billion), compared to outflow of RMB5.8 billion for the twelve months ended June 30, 2018.

●	Annual active customer accounts[3] increased to 321.3 million in the twelve months ended June 30, 2019 from 310.5 million in the twelve months ended March 31, 2019.

[1]

The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of June 28, 2019, which was RMB6.8650 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

[2]	See the sections entitled “Non-GAAP Measures” and “Unaudited Reconciliation of GAAP and Non-GAAP Results” for more information about the non-GAAP measures referred to in this press release.
[3]

Annual or quarterly active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates or respective quarters, through either online direct sales or online marketplaces.

“Highlighted by our successful June 18th anniversary sales event, JD’s strong performance in the second quarter further demonstrated the resilience of our superior business model in a highly competitive industry,” said Richard Liu, Chairman and CEO of JD.com. “JD’s commitment to bringing users the best overall shopping experience continues to win over consumer mindshare. We will remain focused on leveraging technology and innovation to enhance our offerings, increase efficiency and drive shareholder value for the long term.”

“JD.com delivered robust growth in the second quarter across our key metrics of revenue, profitability, cash flow and customer base,” said Sidney Huang, Chief Financial Officer of JD.com. “Our economies of scale and innovative technologies are driving operating efficiency and further strengthening our business model. Looking ahead, we will continue to invest in user experience and our talented workforce to further grow the business and create value for all of our stakeholders.”

Business Highlights

•

In the second quarter, JD.com continued to attract premium international brands to its e-commerce platform. During JD’s June 18 Anniversary Sale, legendary Italian fashion house Prada Group announced a partnership under which three of its major brands Prada, Miu Miu, and Car Shoe opened first-party flagship stores on JD.com. Twenty other fashion and luxury brands have joined the JD platform since April, including French apparel brands Sandro and Maje under the SMCP Group, iconic British brand Mulberry and Italian high-end footwear brand Giuseppe Zanotti.

•

Leveraging its capabilities in big data and consumer insights, JD.com continued to collaborate with brands and manufacturers to tailor products specifically for its consumers. As part of JD’s Consumer to Manufacturer (C2M) initiative, TCL, one of China’s leading appliance manufacturers, partnered with JD in April and launched three new customized smart appliances specifically for the Chinese consumer market. JD also worked with top food and beverage company Nestlé on two C2M projects. Using insights from JD, the brand was able to optimize the flavor of its Purina cat food as well as its wafer bar packages to support customer needs for a larger variety of flavors.

•

In June, JD PLUS, JD.com’s premium membership program, announced an in-depth cooperation with nineteen international hotel brands including InterContinental Hotels and Resorts, AccorHotels, the Ascott and WANDA Hotels and Resorts, providing JD PLUS members even more benefits, including special discounts, room upgrades and extra loyalty points at over 15,000 hotels worldwide. The hotel partnerships join other recent additions to JD PLUS’ lifestyle offerings, including bundled memberships with key partners including Sam’s Club, iQIYI and Tencent Video. JD.com was the first e-commerce company in China to introduce a paid membership service in 2016.

•

In the second quarter, JD.com continued to enhance its Environmental, Social and Governance (ESG) program. On World Book and Copyright Day in April, JD Logistics, JD Foundation, the China Children and Teenagers Foundation, and the Stars Youth Development Center teamed up to launch the “Book Sharing Project” enabling people from 12 major cities in China to donate children books to nearly 250 primary schools, kindergartens and community libraries in rural areas through JD’s logistics network. From May 29 to June 8, JD, Disney China, and China Charities Aid Foundation for Children launched a used toy donation project, enabling consumers from ten cities to reserve free pickups on the JD app.

•

In April, JD Logistics introduced its new cold chain service which utilizes idle capacity in the industry to offer cold chain transport services. Combined with JD Logistics’ previously launched cold chain services, it has formed a one-stop shop F2B2C cold chain delivery system to meet the service demands of manufacturers, merchants, and consumers. Relying on JD Logistics’ cold chain transport capacity, iconic American food and treats brand Dairy Queen recently teamed up with JD’s direct sales platform for the global debut of its ice cream tubs.

•

As of June 30, 2019, JD.com’s joint venture Dada-JD Daojia has partnered with over 300 well-known chain retailers, and continued to enrich its offerings through cooperation with other retail brands. Dada-JD Daojia teamed up with over thirty cosmetics and home retailers, including Watsons, Mannings, MINISO and NATURE REPUBLIC, launching a dedicated channel for home and fashion products on its platform. In the second quarter, Dada cooperated with JD Logistics to provide fast intra-city delivery services for merchants and consumers, with the majority of goods delivered within 30 to 60 minutes. Dada-JD Daojia is China’s leading on-demand logistics and omnichannel e-commerce platform.

•

During the second quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of June 30, 2019, JD.com operated approximately 600 warehouses. The total warehouses covered an aggregate gross floor area of over 15 million square meters, including approximately 2.5 million square meters managed under the JD Logistics Open Warehouse Platform. Leveraging JD Logistics sophisticated warehouse systems, the JDL Open Warehouse Platform was launched in late 2017 and consolidates warehouse capacity from partners to offer merchants and retailers convenient and flexible warehouse management solutions.

•	JD.com had over 220,000 merchants on its online marketplace, and over 179,000 full-time employees as of June 30, 2019.

Second Quarter 2019 Financial Results

Net Revenues. For the second quarter of 2019, JD.com reported net revenues of RMB150.3 billion (US$21.9 billion), representing a 22.9% increase from the same period in 2018. Net product revenues increased by 20.8%, while net service revenues increased by 42.0% in the second quarter of 2019, as compared to the second quarter of 2018.

Cost of Revenues. Cost of revenues increased by 21.2% to RMB128.2 billion (US$18.7 billion) in the second quarter of 2019 from RMB105.8 billion in the second quarter of 2018. This increase was primarily due to the growth of the company’s online direct sales business and the logistics services provided to third parties.

Fulfillment Expenses. Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 11.4% to RMB9.2 billion (US$1.3 billion) in the second quarter of 2019 from RMB8.2 billion in the second quarter of 2018. Fulfillment expenses as a percentage of net revenues decreased to 6.1% in the second quarter of 2019, compared to 6.7% in the same period last year, mainly due to economies of scale from enhanced logistics capacity utilization and staff productivity.

Marketing Expenses. Marketing expenses increased by 6.8% to RMB5.6 billion (US$0.8 billion) in the second quarter of 2019 from RMB5.3 billion in the second quarter of 2018.

Technology and Content Expenses. Technology and content expenses increased by 34.0% to RMB3.7 billion (US$0.5 billion) in the second quarter of 2019 from RMB2.8 billion in the second quarter of 2018 as a result of the company’s continued investment in top R&D talent and technology infrastructure.

General and Administrative Expenses. General and administrative expenses increased by 5.0% to RMB1.4 billion (US$0.2 billion) in the second quarter of 2019 from RMB1.3 billion in the second quarter of 2018.

Income/(loss) from operations and Non-GAAP income from operations. Income from operations for the second quarter of 2019 was RMB2.3 billion (US$0.3 billion), compared to loss from operations of RMB1.0 billion for the same period last year. Non-GAAP income from operations for the second quarter of 2019 was RMB3.2 billion (US$0.5 billion) with a non-GAAP operating margin of 2.1%, as compared to RMB0.1 billion in the second quarter of 2018 with a non-GAAP operating margin of 0.1%.

Non-GAAP EBITDA for the second quarter of 2019 was RMB4.4 billion (US$0.6 billion) with a non-GAAP EBITDA margin of 2.9%, as compared to RMB0.9 billion with a non-GAAP EBITDA margin of 0.8% for the second quarter of 2018.

Net income/(loss) attributable to ordinary shareholders and Non-GAAP net income attributable to ordinary shareholders. Net income attributable to ordinary shareholders for the second quarter of 2019 was RMB0.6 billion (US$0.1 billion), compared to net loss attributable to ordinary shareholders of RMB2.2 billion for the same period last year. Non-GAAP net income attributable to ordinary shareholders for the second quarter of 2019 was RMB3.6 billion (US$0.5 billion), compared to RMB0.5 billion for the same period last year.

Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS for the second quarter of 2019 was RMB0.36 (US$0.05), compared to diluted net loss per ADS of RMB1.54 for the second quarter of 2018. Non-GAAP diluted net income per ADS for the second quarter of 2019 was RMB2.30 (US$0.33), as compared to RMB0.33 for the second quarter of 2018.

Cash Flow and Working Capital

As of June 30, 2019, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB60.2 billion (US$8.8 billion), compared to RMB39.5 billion as of December 31, 2018. For the second quarter of 2019, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	16,413,556	20,192,150	2,941,318
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	1,479,633	(448,964)	(65,399)
Less: Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale*	(3,114,586)	(496,762)	(72,362)
Other capital expenditures**	(1,629,421)	(979,899)	(142,738)

Free cash flow	13,149,182	18,266,525	2,660,819

*	Including logistics facilities and real estate properties developed by the company’s property management group, which may be disposed under various equity structures.
**	Including capital expenditures related to the company’s headquarters in Beijing and all other CAPEX.

Net cash used in investing activities was RMB21.0 billion (US$3.1 billion) for the second quarter of 2019, consisting primarily of increase in short-term investments of RMB20.3 billion (US$3.0 billion) and equity investments of RMB3.1 billion (US$0.5 billion), partially offset by the RMB3.4 billion (US$0.5 billion) cash received from the disposals of business and equity investments.

Net cash used in financing activities was RMB0.4 billion (US$0.1 billion) for the second quarter of 2019.

Half-Year Supplemental Information

The table below sets forth the half-year segment operating results:

	For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
	(In thousands)
Net revenues:
JD Retail	216,427,623	260,493,299	37,945,127
New Businesses*	6,035,208	10,609,280	1,545,416
Inter-segment	(521,366)	(242,661)	(35,348)

Total segment net revenues	221,941,465	270,859,918	39,455,195
Unallocated items	477,466	501,743	73,087

Total consolidated net revenues	222,418,931	271,361,661	39,528,282

Operating income/(loss):
JD Retail	3,377,223	7,233,587	1,053,691
New Businesses	(2,415,888)	(2,044,198)	(297,773)

Total segment operating income	961,335	5,189,389	755,918
Unallocated items	(1,990,823)	(1,697,263)	(247,234)

Total consolidated operating income/(loss)	(1,029,488)	3,492,126	508,684

*	New Businesses of the company include technology initiatives, overseas business and logistics services provided to third parties.

The table below sets forth the half-year revenue information:

	For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
	(In thousands)
Electronics and home appliance revenues	139,329,043	160,188,234	23,334,047
General merchandise revenues	62,657,814	81,979,339	11,941,637

Net product revenues	201,986,857	242,167,573	35,275,684

Marketplace and advertising revenues	15,321,947	19,221,424	2,799,916
Logistics and other service revenues	5,110,127	9,972,664	1,452,682

Net service revenues	20,432,074	29,194,088	4,252,598

Total net revenues	222,418,931	271,361,661	39,528,282

Third Quarter 2019 Guidance

Net revenues for the third quarter of 2019 are expected to be between RMB126 billion and RMB130 billion, representing a growth rate between 20% and 24% compared with the third quarter of 2018. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on August 13, 2019, (7:30 pm, Beijing/Hong Kong Time on August 13, 2019) to discuss the second quarter 2019 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	3927938

A telephone replay will be available from 10:30 am, Eastern Time on August 13, 2019 through 09:59 am, Eastern Time on August 21, 2019. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	3927938

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com.

JD.com is a leading technology driven e-commerce company and retail infrastructure service provider in China. Its cutting-edge retail infrastructure enables consumers to buy whatever they want, whenever and wherever they want it. The company has opened its technology and infrastructure to partners, brands and other sectors, as part of its Retail as a Service offering to help drive productivity and innovation across a range of industries. JD.com is the largest retailer in China, a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements, gain/(loss) on disposals of long-lived assets and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, effects of business cooperation arrangements and non-compete agreements, gain/(loss) on disposals/deemed disposals of investments, reconciling items on the share of equity method investments, loss/(gain) from fair value change of long-term investments, impairment of goodwill, intangible assets and investments, gain/(loss) on disposals of long-lived assets and tax effects on non-GAAP adjustments. The company defines free cash flow as operating cash flow adjusting the impact from JD Baitiao receivables included in the operating cash flow and capital expenditures, net of proceeds from disposals of long-lived assets. Capital expenditures include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions. Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Baitiao receivables included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

+86 (10) 8911-6155

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	34,262,445	32,778,459	4,774,721
Restricted cash	3,239,613	2,823,258	411,254
Short-term investments	2,035,575	24,562,246	3,577,895
Accounts receivable, net (including JD Baitiao of RMB2.5 billion and RMB6.3 billion as of June 30, 2019 and December 31, 2018, respectively)(1)	11,109,988	8,414,552	1,225,718
Advance to suppliers	477,109	800,011	116,535
Inventories, net	44,030,084	45,520,934	6,630,872
Prepayments and other current assets	6,564,700	6,881,859	1,002,454
Amount due from related parties	3,136,265	5,349,902	779,301
Assets held for sale(2)	—	325,388	47,398

Total current assets	104,855,779	127,456,609	18,566,148
Non-current assets
Property, equipment and software, net	21,082,838	19,229,386	2,801,076
Construction in progress	6,553,712	5,578,693	812,628
Intangible assets, net	5,011,706	4,407,596	642,039
Land use rights, net	10,475,658	10,261,794	1,494,799
Operating lease right-of-use assets(3)	—	6,657,471	969,770
Goodwill	6,643,669	6,643,669	967,760
Investment in equity investees	31,356,616	36,732,694	5,350,720
Investment securities	15,901,573	18,404,580	2,680,929
Deferred tax assets	103,158	86,910	12,660
Other non-current assets (including JD Baitiao of RMB0.5 billion and RMB0.2 billion as of June 30, 2019 and December 31, 2018, respectively)(1)	5,283,948	5,665,252	825,237
Amount due from related parties	1,896,200	—	—
Assets held for sale(2)	—	4,366,467	636,048

Total non-current assets	104,309,078	118,034,512	17,193,666

Total assets	209,164,857	245,491,121	35,759,814

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	147,264	137,494	20,028
Nonrecourse securitization debt(1)	4,397,670	—	—
Accounts payable	79,985,018	93,393,171	13,604,249
Advances from customers	13,017,603	12,984,498	1,891,405
Deferred revenues	1,980,489	4,637,056	675,463
Taxes payable	825,677	1,321,791	192,541
Amount due to related parties	215,614	376,933	54,906
Accrued expenses and other current liabilities	20,292,680	24,019,398	3,498,822
Operating lease liabilities(3)	—	2,845,863	414,547
Liabilities held for sale(2)	—	364,106	53,038

Total current liabilities	120,862,015	140,080,310	20,404,999
Non-current liabilities
Deferred revenues	463,153	2,245,724	327,127
Unsecured senior notes	6,786,143	6,804,805	991,232
Deferred tax liabilities	828,473	1,031,481	150,252
Long-term borrowings	3,088,440	3,093,615	450,636
Operating lease liabilities(3)	—	3,952,623	575,764
Other non-current liabilities	308,489	266,003	38,748

Total non-current liabilities	11,474,698	17,394,251	2,533,759

Total liabilities	132,336,713	157,474,561	22,938,758

(1)

JD Digits performs credit risk assessment services for JD Baitiao business and absorbs the credit risk of the underlying Baitiao receivables. Due to the company’s continuing involvement in the asset-backed securitization (“ABS”) arrangements prior to October 2017, the company was not able to derecognize the related Baitiao receivables upon issuance of ABS. Beginning from October 2017, the company revised certain structural arrangements for the new issuance of ABS plans, and derecognized the related Baitiao receivables.

(2)

As of June 30, 2019, the company entered into definitive agreements to transfer certain logistic facilities and real estate properties to JD LPC fund and other investors, and classified the related assets and liabilities as assets and liabilities held for sale under ASC 360, which included cash of RMB271.7 million.

(3)	On January 1, 2019, the company adopted ASC 842, the new lease standard, using the optional transition method.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands, except otherwise noted)

	As of
	December 31, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$
Redeemable non-controlling interests	15,961,284	15,962,796	2,325,243

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,973,943 shares issued and 2,917,742 shares outstanding as of June 30, 2019)	59,770,973	69,837,538	10,172,983
Non-controlling interests	1,095,887	2,216,226	322,830

Total shareholders’ equity	60,866,860	72,053,764	10,495,813

Total liabilities, redeemable non-controlling interests and shareholders’ equity	209,164,857	245,491,121	35,759,814

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Net product revenues	110,488,781	133,516,303	19,448,842	201,986,857	242,167,573	35,275,684
Net service revenues	11,802,249	16,764,299	2,441,996	20,432,074	29,194,088	4,252,598

Total net revenues	122,291,030	150,280,602	21,890,838	222,418,931	271,361,661	39,528,282

Cost of revenues	(105,777,074)	(128,155,583)	(18,667,965)	(191,746,673)	(231,052,935)	(33,656,655)
Fulfillment	(8,214,954)	(9,155,158)	(1,333,599)	(15,388,353)	(17,218,490)	(2,508,156)
Marketing	(5,261,139)	(5,621,380)	(818,846)	(8,752,558)	(9,561,779)	(1,392,830)
Technology and content	(2,780,551)	(3,725,903)	(542,739)	(5,193,585)	(7,442,448)	(1,084,115)
General and administrative	(1,291,231)	(1,356,026)	(197,527)	(2,367,250)	(2,677,101)	(389,964)
Gain on disposals of long-lived assets	—	—	—	—	83,218	12,122

Income/(loss) from operations(5)(6)	(1,033,919)	2,266,552	330,162	(1,029,488)	3,492,126	508,684

Other income/(expenses)
Share of results of equity investees	(260,249)	(303,360)	(44,189)	(756,846)	(1,020,782)	(148,694)
Interest income(4)	606,022	375,699	54,727	1,151,747	688,274	100,258
Interest expense(4)	(239,894)	(154,846)	(22,556)	(468,558)	(342,291)	(49,860)
Others, net	(1,185,801)	(1,199,356)	(174,706)	617,568	5,686,680	828,358

Income/(loss) before tax	(2,113,841)	984,689	143,438	(485,577)	8,504,007	1,238,746
Income tax expenses	(163,334)	(438,807)	(63,919)	(314,352)	(718,447)	(104,654)

Net income/(loss)	(2,277,175)	545,882	79,519	(799,929)	7,785,560	1,134,092
Net loss attributable to non-controlling interests shareholders	(65,434)	(73,699)	(10,735)	(113,306)	(153,902)	(22,418)
Net income attributable to mezzanine classified non-controlling interests shareholders	729	764	111	907	1,512	220

Net income/(loss) attributable to ordinary shareholders	(2,212,470)	618,817	90,143	(687,530)	7,937,950	1,156,290

(4)

Interest expenses in relation to the nonrecourse securitization debt, which were collected from JD Digits in the same amount as interest income, were RMB161.5 million and RMB3.0 million for the three months ended June 30, 2018 and 2019, respectively. For the six months ended June 30, 2018 and 2019, they were RMB332.3 million and RMB37.6 million, respectively.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
(5) Includes share-based compensation expenses as follows:
Cost of revenues	(14,535)	(21,043)	(3,065)	(27,956)	(34,072)	(4,963)
Fulfillment	(113,113)	(122,718)	(17,876)	(196,405)	(180,256)	(26,257)
Marketing	(50,669)	(71,408)	(10,402)	(85,172)	(110,591)	(16,109)
Technology and content	(291,078)	(365,430)	(53,231)	(466,980)	(592,385)	(86,291)
General and administrative	(468,388)	(440,259)	(64,131)	(795,378)	(721,600)	(105,113)

(6) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,892)	(41,892)	(6,102)	(83,779)	(83,779)	(12,204)
Marketing	(307,140)	(4,208)	(613)	(610,951)	(304,690)	(44,383)
Technology and content	(24,261)	(24,940)	(3,633)	(48,522)	(49,880)	(7,266)
General and administrative	(76,820)	(76,820)	(11,190)	(153,146)	(153,147)	(22,308)

Net income/(loss) per share:
Basic	(0.77)	0.21	0.03	(0.24)	2.73	0.40
Diluted	(0.77)	0.18	0.03	(0.24)	2.68	0.39

Net income/(loss) per ADS:
Basic	(1.54)	0.42	0.06	(0.48)	5.47	0.80
Diluted	(1.54)	0.36	0.05	(0.48)	5.37	0.78

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Operations

(In thousands, except per share data)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Non-GAAP net income attributable to ordinary shareholders	478,137	3,558,935	518,420	1,525,552	6,853,300	998,292

Weighted average number of shares:
Basic	2,868,756	2,913,608	2,913,608	2,861,562	2,903,792	2,903,792
Diluted	2,868,756	2,965,731	2,965,731	2,861,562	2,958,891	2,958,891
Diluted (Non-GAAP)	2,940,271	2,965,731	2,965,731	2,939,725	2,958,891	2,958,891

Non-GAAP net income per ADS:
Basic	0.33	2.44	0.36	1.07	4.72	0.69
Diluted	0.33	2.30	0.33	1.04	4.56	0.66

JD.com, Inc.

Unaudited Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net cash provided by operating activities	16,413,556	20,192,150	2,941,318	12,640,631	23,515,401	3,425,404
Net cash used in investing activities	(20,347,156)	(21,028,488)	(3,063,145)	(21,288,296)	(22,131,473)	(3,223,813)
Net cash provided by/(used in) financing activities	4,829,045	(449,004)	(65,405)	18,136,118	(3,004,955)	(437,721)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	1,191,602	415,633	60,544	737,103	(7,580)	(1,104)

Net increase/(decrease) in cash, cash equivalents and restricted cash	2,087,047	(869,709)	(126,688)	10,225,556	(1,628,607)	(237,234)
Cash, cash equivalents and restricted cash at beginning of period(7)	37,937,046	36,743,160	5,352,245	29,798,537	37,502,058	5,462,791

Cash, cash equivalents and restricted cash at end of period(7)	40,024,093	35,873,451	5,225,557	40,024,093	35,873,451	5,225,557

Net cash provided by operating activities	16,413,556	20,192,150	2,941,318	12,640,631	23,515,401	3,425,404
Add/(less): Impact from JD Baitiao receivables included in the operating cash flow	1,479,633	(448,964)	(65,399)	200,179	(2,610,082)	(380,201)
Add/(less): Capital expenditures
Capital expenditures, net of disposals, related to development projects available for sale	(3,114,586)	(496,762)	(72,362)	(4,300,297)	593,916	86,513
Other capital expenditures	(1,629,421)	(979,899)	(142,738)	(4,209,768)	(1,952,620)	(284,431)

Free cash flow	13,149,182	18,266,525	2,660,819	4,330,745	19,546,615	2,847,285

(7)	Including cash, cash equivalents and restricted cash classified as assets held for sale.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q2 2018	Q3 2018	Q4 2018	Q1 2019	Q2 2019
Free cash flow (in RMB billions)	13.1	(8.2)	(4.0)	1.3	18.3
Inventory turnover days(8) – trailing twelve months (“TTM”)	39.1	39.1	38.7	36.5	36.3
Accounts payable turnover days(9) – TTM	62.7	61.7	60.2	57.4	59.4
Accounts receivable turnover days(10) – TTM	1.9	2.3	2.7	3.0	3.3
Annual active customer accounts (in millions)	313.8	305.2	305.3	310.5	321.3

(8)	Inventory turnover days are the quotient of average inventory to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.
(9)

Accounts payable turnover days are the quotient of average accounts payable of direct sales business to cost of revenues of direct sales business for the last twelve months and then multiplied by 360 days.

(10)

Accounts receivable turnover days are the quotient of average accounts receivable to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Income/(loss) from operations	(1,033,919)	2,266,552	330,162	(1,029,488)	3,492,126	508,684
Add: Share-based compensation	937,783	1,020,858	148,705	1,571,891	1,638,904	238,733
Add: Amortization of intangible assets resulting from assets and business acquisitions	450,113	147,860	21,538	896,398	591,496	86,161
Reversal of: Effects of business cooperation arrangements	(240,729)	(217,813)	(31,728)	(477,466)	(449,919)	(65,538)
Reversal of: Gain on disposals of long-lived assets	—	—	—	—	(83,218)	(12,122)

Non-GAAP income from operations	113,248	3,217,457	468,677	961,335	5,189,389	755,918

Add: Depreciation and other amortization	809,119	1,212,026	176,552	1,557,379	2,441,458	355,639

Non-GAAP EBITDA	922,367	4,429,483	645,229	2,518,714	7,630,847	1,111,557

Total net revenues	122,291,030	150,280,602	21,890,838	222,418,931	271,361,661	39,528,282

Non-GAAP operating margin	0.1%	2.1%	2.1%	0.4%	1.9%	1.9%

Non-GAAP EBITDA margin	0.8%	2.9%	2.9%	1.1%	2.8%	2.8%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the six months ended
	June 30, 2018	June 30, 2019	June 30, 2019	June 30, 2018	June 30, 2019	June 30, 2019
	RMB	RMB	US$	RMB	RMB	US$
Net income/(loss) attributable to ordinary shareholders	(2,212,470)	618,817	90,143	(687,530)	7,937,950	1,156,290
Add: Share-based compensation	937,783	1,020,858	148,705	1,571,891	1,638,904	238,733
Add: Amortization of intangible assets resulting from assets and business acquisitions	450,113	147,860	21,538	896,398	591,496	86,161
Add: Reconciling items on the share of equity method investments(11)	162,285	47,473	6,915	463,884	210,011	30,592
Add: Impairment of goodwill, intangible assets, and investments	—	738,284	107,543	6,088	1,555,865	226,637
Add/(reversal of): Loss/(gain) from fair value change of long-term investments, net of tax	2,683,962	2,434,509	354,626	1,069,586	(3,316,028)	(483,034)
Reversal of: Gain on disposals of long-lived assets	—	—	—	—	(83,218)	(12,122)
Reversal of: Gain on disposals/deemed disposals of investments	(1,410,201)	(1,206,568)	(175,756)	(1,410,201)	(1,209,206)	(176,141)
Reversal of: Effects of business cooperation arrangements and non-compete agreements	(259,724)	(238,102)	(34,683)	(515,409)	(490,298)	(71,420)
Add: Tax effects on non-GAAP adjustments	126,389	(4,196)	(611)	130,845	17,824	2,596

Non-GAAP net income attributable to ordinary shareholders	478,137	3,558,935	518,420	1,525,552	6,853,300	998,292

Total net revenues	122,291,030	150,280,602	21,890,838	222,418,931	271,361,661	39,528,282
Non-GAAP net margin	0.4%	2.4%	2.4%	0.7%	2.5%	2.5%

(11)	To exclude the non-GAAP to GAAP reconciling items on the share of equity method investments, net of share of amortization of intangibles not on their books.